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                       BARR ROSENBERG VARIABLE INSURANCE TRUST
                     C/O AXA ROSENBERG INVESTMENT MANAGEMENT LLC
                               4 ORINDA WAY, BUILDING E
                               ORINDA, CALIFORNIA 94563
                                     925-254-6464

                                        April 5, 1999

ELECTRONIC SUBMISSION - VIA EDGAR
---------------------------------

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

     ATTN:     Kevin Circhoff

     Re: Barr Rosenberg Variable Insurance Trust (the "Trust") (Registration Nos. 333-50529 and 811-08759) - Post Effective Amendment No. 2
               ------------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to paragraph (a) of Rule 477 (the "Rule") under the Securities Act of 1933, as amended, I hereby request on behalf of the Trust that the Commission withdraw Post-Effective Amendment No. 2 (the "Amendment") to the Trust's Registration Statement on Form N-1A. The Amendment was filed with the Securities and Exchange Commission (the "Commission") on February 16, 1999 to add a new series, the Barr Rosenberg VIT Select Sectors Market Neutral Fund, to the Trust.

     The Trust has no present intention of initiating operations or offering shares of the Barr Rosenberg VIT Select Sectors Market Neutral Fund and would like to avoid costs associated with adding the series at this time. The Amendment would make no other material changes to the Trust's currently effective registration statement. Accordingly, the Trust believes that withdrawing the Amendment at this time would be consistent with the public interest and the protection of investors in accordance with the Rule.

     The Amendment's expected effective date is May 2, 1999. Accordingly, please notify me of your decision at your earliest convenience before that date. If the Commission consents to the withdrawal, I would request that copies of the Commission's order granting the withdrawal be forwarded to my attention and to the attention of John McGinty, Ropes & Gray, One International Place, Boston, MA 02110-2624. Please direct any questions you may have with respect to this application to me at the number indicated above or, in my absence, to John McGinty (617-951-7569) or J.B. Kittredge (617-951-7392) of Ropes & Gray.


                              BARR ROSENBERG VARIABLE INSURANCE
                              TRUST


                              KENNETH REID

                              Kenneth Reid
                              President and Agent for Service of Process

JBM/laf:3384422.01
cc:  Edward H. Lyman, Esq.
     J.B. Kittredge, Jr., Esq.
     Byung W. Choi, Esq.
     John B. McGinty, Jr., Esq.